March 23, 2007



Thomas J. Reyes, Esq.
State Street Bank and Trust Company
2 Avenue de Lafayette, 6th Floor
Boston, MA 02110

Re: The CNL Funds
File Nos.: 811-22017 and 333-140838

Dear Mr. Reyes:

We have reviewed the registration statement on Form N-1A for the CNL
Funds (the "Trust") filed with the Commission on February 22,
2007.
The registration statement has one series, the CNL/CB Richard
Ellis
Global Real Estate Fund (the "Fund"). Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Trust uses in its registration statement.

Prospectus

Introduction

General Instruction C.3.(a) of Form N-1A requires that information required by Items 2 and 3 be presented in numerical order at the front of the prospectus. This information may not be preceded by any other Item except the Cover Page or a table of contents. Accordingly, please delete or move this section to an appropriate section of the prospectus.

Principal Investment Strategies

Disclosure in the second paragraph states that the Fund will invest more than 25% of its assets in the United States. This policy would allow the Fund to invest substantially all of its assets in the United States and a small number of other countries. The Commission has stated that it would expect a fund with "global" in its name to diversify its investments in "a number of different countries throughout the world". See footnote 42 of the Investment Company Act of 1940 (the"1940 Act") Release No. 24828 (March 31, 2001).
Please
disclose how the Fund`s investments will be diversified in a number of different countries throughout the world.

Page 2,  Who May Want to Invest

Please move the information in this section to the Principal Risks section of the Risk/Return Summary. See Instruction to Item
2(c)(1)(i) of Form N-1A.

Pages 4-5,  Fees and Expenses

Disclosure in section E of the Investment Policies and Risks section
of the Statement of Additional Information states that the Fund may
invest in the shares of other investment companies. Please add a subcaption titled "Acquired Fund Fees and Expenses" to the Annual Fund Operating Expenses portion of the table directly above the subcaption titled "Total Annual Fund Operating Expenses".
Disclose
in the new subcaption an estimate of the fees and expenses that the
Fund expects to incur indirectly through its investment in other investment companies. Also, add a footnote to the table disclosing that the investment company fees and expenses are based on
estimated
amounts for the current fiscal year.  See Instruction 3(f) to Item
3
of Form N-1A.

Page 7,  Portfolio Managers of the Fund

Please disclose the length of service as portfolio manager for each member of the Fund`s portfolio management team. See Item 5(a)(2) of
Form N-1A.

Pages 8-9,  Prior Performance of Similarly Managed Accounts

Since the Fund can invest in large cap companies and it appears that the accounts included in the Composite cannot, please explain to us why you believe the Fund and Composite have substantially similar policies, strategies and risks.

If the above comment is resolved and the prior performance is retained in the prospectus, please revise the seventh paragraph to disclose the method used to calculate the Sub-Adviser`s Composite performance and that the performance is net of all the accounts` fees and expenses. Also, please reverse the positions of the first and second columns in the "Average Annual Total Returns of Sub-Adviser`s
Composite" Table so that the column that is most relevant to shareholders (total return net of fees) appears first.
Page 12,  Purchasing Shares

The first sentence of the first paragraph states that a purchase request will be processed at the net asset value next calculated after the order is received in good order and accepted by the Transfer Agent. Please delete the words "and accepted" to clarify that an order will be processed when it is received in good order by the Transfer Agent. See Rule 22c-1 under the 1940 Act.

Page 17,  How Fund Shares are Priced

Because the Fund may have portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, disclose that the net asset value of the Fund`s shares may change on days when shareholders will not be able to purchase or redeem the Fund`s shares. See Instruction 2 to
Item 6(a)(3) of Form N-1A.

Page 20,  Contingent Deferred Sales Charge Schedule ("CDSC")

Please disclose whether the specified percentage of the CDSC is based on the offering price, or the lesser of the offering price or net asset value at the time the sales load is paid. See Instruction
3(a)
to Item 7(a) of Form N-1A.

Page 21,  Distribution and Service (12-b1) Fees

Disclosure in the second paragraph states that your investment cost over time may be higher than paying other types of sales charges. Please add disclosure stating that over time these fees will increase the cost of your investment. See Item 7(b)(2) of Form N-1A.

Statement of Additional Information

Page 18,  3. Information Regarding Portfolio Managers

The disclosure in the second sentence states that the portfolio managers serviced seven other accounts with combined assets of approximately $700 million, including three foreign pooled investment vehicles. Please revise the disclosure to clarify the number of "Other Accounts" managed by each portfolio manager both individually, and collectively as members of the portfolio management team. In addition, revise the disclosure to state the number of "Other pooled investment vehicles" and related total assets managed by each portfolio manager separately from the number of "Other accounts". See Item 15(a) of Form N-1A.

The disclosure in the section "Compensation" describes the compensation of the Sub-Adviser`s Co-Chief Investment Officers. The section does not clarify which of the Fund`s portfolio managers are considered Co-Chief Investment Officers. Please revise this section to specifically state the compensation of all the Fund`s portfolio managers. See Item 15(b) of Form N-1A.

Pages 23-24,  Disclosure of Portfolio Holdings

Please describe any ongoing arrangements to make available information about the Fund`s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. See Item 11(f)(2) of Form N-1A.

General Comments

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with you registration statement.

Please respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and briefly state the basis for such position. Please note the Rule
472 requirement for copies marked to show changes from the previous filing.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the
Trust is in possession of all facts relating to the portfolio`s disclosure, it is responsible for the accuracy and adequacy of the disclosure that has been made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
* the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Investment Management in our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. Please direct any questions you may have regarding the filing or this letter of comment to me at (202) 551-6986.

Sincerely,



Patricia P. Williams
						Accountant/Analyst












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